Exhibit 4.1

CONKWEST, INC.

2533 South Coast Highway 101, Suite 210

Cardiff by the Sea, CA 92007

June 18, 2015

Cambridge Equities, LP

9922 Jefferson Boulevard

Culver City, CA 90232

Re: Right to Appoint Director

Ladies and Gentlemen:

This letter agreement (this “Agreement”) confirms the agreement between Conkwest, Inc., a Delaware corporation (the “Company”), and Cambridge Equities, LP (“Investor”), with respect to Investor’s purchase from the Company of the Company’s Class A Common Stock, $0.0001 par value, pursuant to that certain subscription and investment agreement dated December 24, 2014 by and between the Company and Investor (the “Subscription Agreement”). Capitalized terms not otherwise defined herein shall have the meaning set forth in the Subscription Agreement.

In accordance with and subject to the Company’s certificate of incorporation and bylaws and applicable provisions of the DGCL, the Company shall use commercially reasonable efforts to cause the Board of Directors (the “Board”) to appoint Dr. Patrick Soon-Shiong as Co-Chairman of the Board and serve in such capacity until the next annual meeting of stockholders of the Company or until his successor is duly elected and qualified. For so long as Investor and/or its affiliates directly own in excess of 20% of the issued and outstanding shares of Common Stock from and after the Closing (including, with respect to each annual or special meeting of the Company at which directors are to be elected), the Company shall permit the Investor to designate one (1) director who shall be nominated by the Company’s nominating committee (or of there is no such nominating committee, the Board or any other duly authorized committee thereof) for election as Co-Chairman, provided that such nomination would not contravene the applicable provisions of the DGCL, the Board’s fiduciary duties to the Company’s stockholders, and any other applicable law. If at any time the Investor and/or its affiliates direct ownership is less than 20% of the issued and outstanding shares of Common Stock, the Investor’s rights shall automatically terminate. As a condition to an Investor director designee’s ability to stand for election, such Investor director designee shall provide to the Company in a timely manner all information required by Regulation 14A and Schedule 14A under the Securities Exchange Act of 1934, as amended, as the Company may request with respect to such Investor director designee in a timely manner.

This Agreement represents the entire agreement and understanding between the Company and Investor concerning the subject matter of this Agreement and supersedes and replaces any and all prior agreements (including the Section 4.9 of the Subscription Agreement) and understandings concerning the subject matter of this Agreement.

This Agreement shall be governed by and construed in accordance with the laws of the State of California. This Agreement and any and all rights, duties and obligations hereunder, shall not be assigned, transferred or delegated by Investor without the prior written consent of the Company. This Agreement may not be amended or modified without the express written consent of the Company and Investor. If any provision of this Agreement shall be declared void or unenforceable by any judicial or administrative authority, the validity of any other provision and of the entire Agreement shall not be affected thereby. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

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Please confirm that the above correctly reflects our understanding and agreement with respect to the foregoing matters by signing a copy of this letter and returning such copy to the Company.

Sincerely,

CONKWEST, INC.
a Delaware corporation

By:	/s/ Barry Simon
Name:	Barry Simon
Title:	President and Chief Operating Officer

ACKNOWLEDGED AND AGREED:

CAMBRIDGE EQUITIES, LP
By: MP 13 Ventures, LLC, its General Partner

By:	/s/ C. Kenworthy
Name:	C. Kenworthy
Title:	Manager